Van Eck Funds

335 Madison Avenue 19th Floor

New York, NY 10017

August 6, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Kathy Churko

Re:	Van Eck Funds (the “Registrant”) (File No. 811-04297)

Dear Ms. Churko:

Thank you for your telephonic comments on July 8, 2013 regarding various annual reports for the period ended December 31, 2012, on Forms N-CSR and prospectuses on Form N-1A for Van Eck Funds, relating to certain series of the Registrant (each, a “Fund” and, together, the “Funds”), filed with the Securities and Exchange Commission (the “SEC”). Below, we provide responses to or supplemental explanations of such comments, as requested.

Comment 1.		In the Management’s Discussion of Fund Performance (“MDFP”) section of the annual report for all Funds which use derivative instruments, please expand the discussion of such Funds’ use of derivatives and the impact of such usage on performance.

Response 1.

The MDFP section of the annual report for the CM Commodity Index Fund (the “CMCI Fund”) included disclosure explaining that performance for the year was derived primarily from swap contracts on the UBS Constant Maturity Commodity Index and referred to the Fund’s schedule of investments for contracts outstanding as of year-end. We will consider expanded disclosure on the use of derivatives and impact of such usage on performance in the MDFP section of the next issued annual report for any Fund where the performance of such Fund is materially affected by the use of derivatives or that has significant derivatives exposure.

Comment 2.		Please delete any references to Fund ratios that exclude interest expense from the financial highlights section of the annual report.

	Response 2.	These ratios are included in the financial highlights section of the annual report in addition to the ratios required by Form N-1A. Management believes that these additional ratios provide value to shareholders as they exclude the components that are not part of the expense cap calculation and illustrate to shareholders that the adviser is complying with the expense caps disclosed in the prospectus.

Comment 3.		Please revise the performance comparison graph and table for the CMCI Fund and the Multi-Manager Alternatives Fund (the “MMA Fund”) to reflect the deduction of fund distributions as required by item 27(b) of Form N-1A.

	Response 3.	The table and the graph include the deduction of fund distributions as required by item 27(b) of From N-1A. The footnote to the table and graph for the CMCI Fund and MMA Fund stated in error that performance information does not include insurance/annuity fees and expenses. This note is not applicable and will be removed in the next annual report.

Comment 4.		We note that the Emerging Markets Fund (the “EM Fund”) operated with a substantially different strategy prior to December 18, 2002. Please explain why there is a gap between such date and the date shown as the inception date of the EM Fund’s Class A shares in the performance comparison graph and table of the annual report.

	Response 4.	The inception date of the Fund’s Class A shares was December 20, 1993. The performance comparison table and graph in the annual report show information from December 2002, the point at which the Fund’s strategy changed.

Comment 5.		The statement of assets and liabilities for the EM Fund shows an amount of $43,954 due to the distributor. Please indicate when this amount was settled.

	Response 5.	This amount was settled on March 11, 2013.

Comment 6.		Please confirm that the beginning point of the performance comparison line graph for the Unconstrained Emerging Markets Bond Fund (the “UEMB Fund”) reflects the sales load of 5.75%.

	Response 6.	The beginning plot point for the UEMB Fund did not reflect the sales load of 5.75%. This performance line graph will be corrected in the next issued annual report to reflect a beginning plot point that is reduced by the sales load.

Comment 7.		The statement of assets and liabilities for the UEMB Fund shows an amount of $147,079 due to the adviser. Please indicate when this amount was settled

	Response 7.	This amount was settled on January 3, 2013.

Comment 8.		The statement of assets and liabilities for the MMA Fund shows amounts of $48,386 and $8,029 due to the custodian and the distributor, respectively. Please indicate when these amounts were settled.

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	Response 8.	The amount of $8,029 due to the distributor was settled on March 11, 2013. The amount of $48,386 due to the custodian was settled on January 2, 2013.

Comment 9.		In light of the historical turnover rate for the MMA Fund, please consider enhancing the disclosure in the MMA Fund prospectus to discuss the tax consequences and effect in performance.

	Response 9.	The turnover disclosure in the MMA Fund’s prospectus will comply with the General Instructions to Item 3 of Form N-1A.

Comment 10.		Please provide an explanation for the inclusion of the supplemental table on page 17 of the MMA Fund prospectus and add a prominent disclosure stating that such table is not a fee table and where the fee table can be found.

	Response 10.	This supplemental table illustrates the MMA Fund’s total annual fund operating expenses both including and excluding expenses attributable to dividends and interest payments on securities sold short as well as acquired fund fees and expenses. The Registrant believes that this type of information, which is also provided by other funds, is helpful to shareholders. Prominent disclosure stating that this supplemental table is not a fee table and where the fee table can be found will be added in the next annual update of this prospectus.

Comment 11.		The statement of assets and liabilities for the Global Hard Assets Fund (the “GHA Fund”) shows an amount of $770,643 due to the distributor. Please indicate when this amount was settled.

	Response 11.	This amount was settled on March 11, 2013.

Comment 12.		Please confirm that the expenses for the subsidiary for each of the CMCI Fund and the International Investors Gold Fund (the “IIG Fund”) are included in the fee table. In addition, please note that the SEC may issue future guidance on the segregation of assets with respect to a Fund’s usage of total return swaps.

	Response 12.	The Registrant confirms that all expenses of the subsidiaries are included in the fee table.

Comment 13.		Please confirm that each of the CMCI Fund and the IIG Fund and their subsidiaries are currently in compliance with the relevant requirements of Section 8 and Section 18 of the Investment Company Act of 1940 (the “1940 Act”) on an aggregate basis.

Response 13.

The Registrant confirms that the CMCI Fund and the IIG Fund and their respective subsidiaries are in compliance with the relevant sub-sections of Sections 8 and 18 of the 1940 Act on an aggregate basis.

Comment 14.		Please file the investment advisory agreements between the subsidiaries and Van Eck Associates Corporation relating to the CMCI Fund and the IIG Fund as exhibits to their respective registration statements.

	Response 14.	The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Portfolio’s assets, not a Subsidiary’s assets. Furthermore, the Registrant does not believe a Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Registrant has not included the Subsidiaries’ investment advisory contracts as exhibits to the Registrant’s registration statement.

Comment 15.		Please confirm that the respective subsidiaries of the CMCI Fund and the IIG Fund comply with the relevant provision of the 1940 Act relating to affiliated transactions and custody. Please also disclose the custodian for each subsidiary.

	Response 15.	The subsidiaries of the CMCI Fund and the IIG Fund comply with this section of the 1940 Act. The subsidiaries have the same custodian as the Funds.

Comment 16.		Please confirm that the respective subsidiaries and boards of directors of the CMCI Fund and the IIG Fund will (i) designate an agent for service in the U.S., (ii) will agree to an examination by the SEC of the books and records, and (iii) will sign the Fund’s registration statement.

	Response 16.	Although not required by applicable law, a domestic (U.S.) agent for service of process will be designated. In addition, the subsidiaries will agree to an examination of their books and records by the SEC. The board of directors of the subsidiary will not sign the registration statement. Unlike a traditional master-feeder arrangement in which the feeder fund invests 100% of its assets in a master fund, and essentially assumes the master fund’s financial results (adjusted for expenses and distributions at the feeder fund level), the subsidiary’s operating results represent only a portion (up to 25%) of the Fund’s operating results. As a result, the Registrant does not believe that it is necessary or appropriate for the subsidiary to sign the registration statement

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez